Exhibit 99.1

Media Release

Rio Tinto and Sinosteel sign Heads of Agreement for Channar JV further extension discussions

17 November 2014

Rio Tinto and Sinosteel Corporation today announced their intention to advance discussions for a second extension to the Channar Mining iron ore joint venture in Western Australia’s Pilbara region.

This followed the signing of a Heads of Agreement at Parliament House in Canberra today by Rio Tinto chief executive Sam Walsh and Sinosteel Corporation president Xu Siwei. Chinese President Xi Jinping and Australian Prime Minister Tony Abbott attended the signing.

The original Channar joint venture was signed in 1987 and provided for the production of 200 million tonnes of iron ore. It was extended in 2010 to produce a further 50 million tonnes of iron ore.

Mr Walsh said “The Channar joint venture was a ground-breaking partnership formed in the early stages of the development of the Chinese steel industry.

“It’s now one of China’s longest running and most successful partnerships with Australia and a model for economic co-operation between our two countries.

“The signing demonstrates the commitment by Rio Tinto and Sinosteel to continue exploring opportunities that build on a mutually beneficial partnership that has developed over many years.”

Mr Xu said “The signing of this agreement is another milestone in 27 years of successful cooperation between Sinosteel and Rio Tinto. As a large international enterprise providing comprehensive services for the Chinese iron and steel industry, Sinosteel is committed to developing broader and deeper cooperation with Rio Tinto.”

The Channar joint venture (Rio Tinto has a 60 per cent share, Sinosteel 40 per cent) owns the Channar mine, 60 kilometres south of Tom Price in the Pilbara region. The operation is managed by Rio Tinto. Sinosteel has 100 per cent offtake rights to Channar joint venture production (Channar ore feeds into Pilbara Blend).

The original Channar joint venture was one of the largest Chinese investments in the world and it was the first overseas mineral resource project entered into by a Chinese enterprise.

The timetable for reaching a mutually acceptable agreement for a second extension is before the end of the current extension term, which is currently expected to be during 2016.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA / Americas	Media Relations, Australia / Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Bruce Tobin
T +44 20 7781 1623	T +61 3 9283 3612
M +44 7787 597 493	M +61 419 103 454

David Luff	Matthew Klar
T +44 20 7781 1177	T +61 7 3625 4244
M +44 7780 226 422	M +61 457 525 578

Investor Relations, EMEA / Americas	Investor Relations, Australia / Asia
John Smelt	Rachel Storrs
T +44 20 7781 1654	T +61 3 9283 3628
M +44 7879 642 675	M +61 417 401 018

David Ovington	Galina Rogova
T +44 20 7781 2051	T +852 2839 9208
M +44 7920 010 978	M +852 6978 3011

Grant Donald
T +44 20 7781 1262
M +44 7920 587 805

Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404